SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On October 16, 2006, Scailex Corporation Ltd. (the “Company”) filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange a report in respect of changes in holdings of interested parties, as follows:

1.	Tao Tsout Ltd. purchased from October 8, 2006 through October 15, 2006, an aggregate of 67,932 ordinary shares of the Company, as follows:

Date	Par Value	Purchase Price	NIS/US$
October 8th 2006	5,000	30.60	NIS
October 8th 2006	1,000	30.98	NIS
October 8th 2006	1,800	30.99	NIS
October 8th 2006	511	31.19	NIS
October 8th 2006	1,000	31.20	NIS
October 9th 2006	1,755	30.80	NIS
October 9th 2006	782	30.99	NIS
October 9th 2006	1,763	31.00	NIS
October 10th 2006	2,600	30.99	NIS
October 10th 2006	6,400	31.00	NIS
October 11th 2006	5,000	30.40	NIS
October 11th 2006	2,200	30.76	NIS
October 11th 2006	1,500	30.78	NIS
October 11th 2006	600	30.89	NIS
October 11th 2006	1,810	30.90	NIS
October 11th 2006	1,340	30.97	NIS
October 11th 2006	1,500	30.98	NIS
October 11th 2006	750	30.99	NIS
October 12th 2006	1,500	30.41	NIS
October 12th 2006	106	30.80	NIS
October 12th 2006	910	30.81	NIS
October 12th 2006	3,535	30.82	NIS
October 12th 2006	900	30.84	NIS
October 12th 2006	1,600	30.85	NIS
October 12th 2006	1,770	7.02	US$
October 15th 2006	1,000	30.71	NIS
October 15th 2006	2,700	30.80	NIS
October 15th 2006	2,488	30.81	NIS
October 15th 2006	1,312	30.82	NIS
October 15th 2006	2,500	30.83	NIS
October 15th 2006	500	30.84	NIS
October 15th 2006	2,000	30.85	NIS
October 15th 2006	2,000	30.90	NIS
October 15th 2006	1,800	30.98	NIS
October 15th 2006	4,000	31.00	NIS

After the above purchases, Tao Tsout Ltd. holds 3,777,718 ordinary shares, representing 9.9% of the Company’s issued share capital and on a fully diluted basis.

2.	Mr. Ilan Ben Dov, by himself and by his wholly owned companies, holds 117,062 ordinary shares of the Company, representing 0.31% of the Company’s issued share capital and on a fully diluted basis and not 91,901 ordinary shares as was previously reported.

3.	The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned companies, hold, as of the date of the report, 8,620,715 ordinary shares of the Company.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

October 16, 2006